Exhibit 21.1

List of Principal Subsidiaries and Variable Interest Entities of Secoo Holding Limited

Subsidiaries	Place of Incorporation

Hong Kong Secoo Investment Group Limited	Hong Kong

Secoo Inc.	United States.

Secoo Italia SRL	Italy

Secoo Garden Tradings Sdn. Bhd.	Malaysia

Kutianxia (Beijing) Information Technology Limited	People’s Republic of China

Beijing Zhiyi Heng Sheng Technology Service Co., Ltd.	People’s Republic of China

Kuxin Tianxia (Tianjin) E-commerce Limited	People’s Republic of China

Variable Interest Entities:

Beijing Wo Mai Wo Pai Auction Co., Ltd.	People’s Republic of China

Beijing Secoo Trading Limited	People’s Republic of China

Shanghai Secoo E-commerce Limited	People’s Republic of China